July 24, 2007
U.S. Securities and Exchange Commission
100 “F” Street, N.E.
Washington, D.C. 20549
Attention: Scott Anderegg, Esq., Staff Attorney

Re:	lululemon athletica, inc. Registration Statement on Form S-1 (file no. 333-142477)
Ladies and Gentlemen:
In connection with the above-captioned Registration Statement, we wish to advise you, pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, that between July 13 and the date hereof 24,379 copies of the Preliminary Prospectus dated July 13, 2007 were distributed as follows: 20,282 to 8 prospective underwriters; 3,881 to 3,881 institutional investors; 135 to 2 prospective dealers; 6 to 5 individuals; 9 to 3 rating agencies and 66 to 29 others.
We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.
We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 3:00 p.m. Eastern Time on July 26, 2007 or as soon thereafter as practicable.
Very truly yours,
GOLDMAN, SACHS & CO.
MERRILL LYNCH, PIERCE, FENNER & SMITH
                             INCORPORATED
CREDIT SUISSE SECURITIES (USA) LLC
UBS SECURITIES LLC
WILLIAM BLAIR & COMPANY, L.L.C.
CIBC WORLD MARKETS CORP.
WACHOVIA CAPITAL MARKETS, LLC
THOMAS WEISEL PARTNERS LLC
As Representatives of the
Prospective Underwriters

By:	/s/ Goldman, Sachs & Co.

(Goldman, Sachs & Co.)